Exhibit 99.1

IR-144

CNinsure Reports Second Quarter and First Half 2012 Unaudited Financial Results

GUANGZHOU, China, August 22, 2012 (GLOBE NEWSWIRE) — CNinsure Inc., (Nasdaq: CISG), (the “Company” or “CNinsure”), a leading independent insurance intermediary company operating in China, today announced its unaudited financial results for the second quarter and first half ended June 30, 2012.(1)

Financial Highlights for Second Quarter of 2012

•                      Total net revenues: RMB409.9 million (US$64.5 million), representing an increase of 2.3% from the corresponding period in 2011, as compared to the previous guidance of a less than 8% decrease.

•                      Operating income: RMB17.8 million (US$2.8 million), representing a decrease of 82.8% from the corresponding period in 2011. Non-GAAP operating income (which excludes share-based compensation expenses) was RMB54.5 million (US$8.6 million), representing a decrease of 50.0% from the corresponding period in 2011.

•                      Net income attributable to the Company’s shareholders: RMB32.8 million (US$5.2 million), representing a decrease of 67.2% from the corresponding period in 2011.

•                      Non-GAAP net income attributable to the Company’s shareholders excluding share-based compensation expense: RMB69.5 million (US$10.9 million) representing a decrease of 34.2% from the corresponding period in 2011.

•                      Basic and diluted net income per ADS: RMB0.66 (US$0.10) and RMB0.65 (US$0.10), respectively, representing decreases of 67.3% and 66.6%, respectively, from the corresponding period in 2011.

•                      Non-GAAP basic and diluted net income per ADS: RMB1.39 (US$0.22) and RMB1.38 (US$0.22), respectively, representing decreases of 34.2% and 33.0%, respectively, from the corresponding period in 2011.

Financial Highlights for First Half of 2012

•                      Total net revenues: RMB747.3 million (US$117.6 million), representing an increase of 4.6% from the corresponding period in 2011.

•                      Operating income: RMB56.5 million (US$8.9 million), representing a decrease of 70.7% from the corresponding period in 2011. Non-GAAP operating income (which excludes share-based compensation expenses) was RMB97.3 million (US$15.3 million), representing a decrease of 50.2% from the corresponding period in 2011.

(1) This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.353 to US$1.00, the effective noon buying rate as of June 29, 2012 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.

•                      Net income attributable to the Company’s shareholders: RMB87.5 million (US$13.8 million), representing a decrease of 74.4% from the corresponding period in 2011.

•                      Non-GAAP net income attributable to the Company’s shareholders, excluding (1) net income from discontinued operations(2) and (2) share-based compensation expense: RMB128.3 million (US$20.2 million) representing a decrease of 31.3% from the corresponding period in 2011.

•                      Basic and diluted net income per ADS: RMB1.75 (US$0.28) and RMB1.74 (US$0.27), respectively, representing decreases of 74.3% and 73.9%, respectively, from the corresponding period in 2011.

•                      Non-GAAP basic and diluted net income per ADS: RMB2.56 (US$0.40) and RMB2.55 (US$0.40), respectively, representing decreases of 31.3% and 30.1%, respectively, from the corresponding period in 2011.

Commenting on the second quarter and first half 2012 financial results, Mr. Chunlin Wang, CNinsure’s chief executive officer, stated, “As the complex macroeconomic situations in China continued into the first half of 2012, the China insurance market remains in a low single digit growth territory with total insurance premiums up 5.9% and life insurance premiums up by only 0.2% from the corresponding period of 2011.

“Against this backdrop, we had 2.3% top line growth for the second quarter of 2012, which exceeded our prior guidance. However, due to the challenging macroeconomic environment and intensified competition from insurers’ direct sales, revenue growth was outpaced by the growth of our costs and expenses, which grew 32.1% from the corresponding period in 2011. This further demonstrates that our original people-driven expansion model can no longer sustain under the current macroeconomic environment. In order to break the limits of our current model, we have been proactively rolling out a strategic transition towards e-commerce and higher value-added business starting from the second half of 2011. During the second quarter of 2012, we continued our efforts to build up the mobile sales agent business support system which is a key component of our e-commerce platform and execute our urban area-focused, elite sales force-driven and comprehensive financial services-oriented strategy within the life insurance segment as scheduled. Although we may experience lowered or even negative growth rates in the near to medium term during the transition period, we are confident that these initiatives will further enhance our long-term competitiveness and bring us back to rapid growth path in 2014.”

(2)Following the sale of Beijing Datong Investment Management Co., Ltd. (“Datong”) on March 25, 2011, the Company was required to present its financial results on both a continuing and discontinued basis. Profits and losses related to Datong are presented as discontinued operations while profits and losses for the remaining business are presented as continuing operations.

Financial Results for the Second Quarter of 2012

Total net revenues were RMB409.9 million (US$64.5 million) for the second quarter ended June 30, 2012, representing an increase of 2.3% from RMB400.7 million for the corresponding period in 2011, primarily due to increases in net revenues from the claims adjusting and life insurance segments, which was partially offset by a slight decline in our property and casualty insurance business. The increase in the life insurance segment was mainly attributable to the growth in commissions derived from short-term life insurance policies and recurring commissions as a result of the cumulative effect of long-term life insurance policies. The increase in claims adjusting segment was mainly attributable to the growth in auto insurance related claims adjusting business.

Total operating costs and expenses were RMB392.1 million (US$61.7 million) for the second quarter of 2012, representing an increase of 32.1% from RMB296.9 million for the corresponding period in 2011.

Commissions and fees expenses were RMB266.3 million (US$41.9 million) for the second quarter of 2012, representing an increase of 29.8% from RMB205.2 million for the corresponding period in 2011. The increase was primarily due to increase in per policy acquisition cost and commission cost , which was mainly driven by inflation and increased competitions from other channels such as insurance companies’ telemarketing and direct sales.

Selling expenses were RMB21.0 million (US$3.3 million) for the second quarter of 2012, representing an increase of 8.9% from RMB19.3 million for the corresponding period of 2011, primarily due to growth in sales volume.

General and administrative expenses were RMB104.8 million (US$16.5 million) for the second quarter of 2012, representing an increase of 44.7% from RMB72.4 million for the corresponding period in 2011. The increase was primarily due to the increase in share-based compensation expense from RMB5.4 million for the second quarter of 2011 to RMB36.7 million (US$5.8 million) for the second quarter of 2012, which mainly represented compensation expenses related to the options granted in March, 2012 and the application of graded vesting method of some of those options granted to employees on an accelerated basis in the second quarter of 2012.

As a result of the foregoing factors, operating income was RMB17.8 million (US$2.8 million) for the second quarter in 2012, representing a decrease of 82.8% from RMB103.8 million for the corresponding period of 2011. Non-GAAP operating income (which excludes share-based compensation expenses) was RMB54.5 million (US$8.6 million) for the second quarter of 2012, representing a decrease of 50.0% from RMB109.2 million for the corresponding period in 2011.

Operating margin was 4.4% for the second quarter of 2012, compared to 25.9% for the corresponding period in 2011. Non-GAAP operating margin was 13.4% for the second quarter of 2012, compared to 27.2% for the corresponding period in 2011.

Interest income was RMB22.5 million (US$3.5 million) for the second quarter of 2012, representing an increase of 71.0% from RMB13.1 million for the corresponding period in 2011. The increase in interest income was primarily due to (i) RMB2.1 million (US$0.3 million) in interest charged on amounts due from related parties; and (ii) increases in interest-bearing bank balances and bank interest rates from the corresponding period in 2011.

Income tax expense was RMB14.4 million (US$2.3 million) for the second quarter of 2012, representing a decrease of 36.9% from RMB22.8 million for the corresponding period in 2011. The effective income tax rate applicable to the Company was 33.8% for the second quarter of 2012, compared to 19.5% for the corresponding period in 2011. The increase in effective tax rate was mainly due to the increase in share-based compensation expenses which are non tax-deductible.

Net income attributable to the Company’s shareholders was RMB32.8 million (US$5.2 million) for the second quarter of 2012, representing a decrease of 67.2% from RMB100.2 million for the corresponding period in 2011.

Net margin was 8.0% for the second quarter of 2012 compared to 25.0% for the corresponding period in  2011.

Non-GAAP net income attributable to the Company’s shareholders excluding share-based compensation expense was RMB69.5 million (US$10.9 million), representing a decrease of 34.2% from RMB105.7 million for the corresponding period in 2011.

Non-GAAP net margin was 17.0% for the second quarter of 2012 compared to 26.3% for the corresponding period in 2011.

Basic net income per ADS was RMB0.66 (US$0.10) for the second quarter of 2012, representing a decrease of 67.3% from RMB2.00 for the corresponding period in 2011. Diluted net income per ADS was RMB0.65 (US$0.10) for the second quarter of 2012, representing a decrease of 66.6% from RMB1.96 for the corresponding period in 2011.

Non-GAAP basic net income per ADS was RMB1.39 (US$0.22) for the second quarter of 2012, representing a decrease of 34.2% from RMB2.11 for the corresponding period in 2011. Non-GAAP diluted net income per ADS was RMB1.38 (US$0.22) for the second quarter of 2012, representing a decrease of 33.0% from RMB2.07 for the corresponding period in 2011.

As of June 30, 2012, the Company had RMB2.5 billion (US$391.0 million) in cash and cash equivalents.

Financial Results for the First Half of 2012

Total net revenues were RMB747.3 million (US$117.6 million) for the first half ended June 30, 2012, representing an increase of 4.6% from RMB714.4 million for the corresponding period in 2011, which reflected the growth of the property and casualty insurance, life insurance and claims adjusting business segments. The growth of the property and casualty insurance segment was primarily driven by rising auto insurance commission rates, while growth of the life insurance segment was mainly attributable to commissions from short-term life insurance policies and recurring commissions as a result of the cumulative effect of long-term life insurance policies. The increase in claims adjusting segment was mainly attributable to the growth in auto insurance related claims adjusting business.

Total operating costs and expenses were RMB690.8 million (US$108.7 million) for the first half of 2012, representing an increase of 32.4% from RMB521.9 million for the corresponding period in 2011.

Commissions and fees expenses were RMB479.7 million (US$75.5 million) for the first half of 2012, representing an increase of 33.8% from RMB358.7 million for the corresponding period in 2011. The increase was primarily due to increase in per policy acquisition cost and commission cost, which was mainly driven by inflation and increased competitions from other channels such as insurance companies’ telemarketing and direct sales.

Selling expenses were RMB39.7 million (US$6.2 million) for the first half of 2012, representing an increase of 4.5% from RMB38.0 million for the corresponding period in 2011 primarily due to growth in sales volume.

General and administrative expenses were RMB171.4 million (US$27.0 million) for the first half of 2012, representing an increase of 36.8% from RMB125.3 million for the corresponding period in 2011. The increase was primarily due to the increase in share-based compensation expense from RMB3.0 million for the first half of 2011 to RMB40.8 million (US$6.4 million) for the first half of 2012, which mainly represented compensation expenses related to options granted in March 2012 and the application of graded vesting method of some of those options granted to employees on an accelerated basis in the second quarter of 2012.

As a result of the foregoing factors, operating income was RMB56.5 million (US$8.9 million) for the first half of 2012, representing a decrease of 70.7% from RMB192.5 million for the corresponding period in 2011. Non-GAAP operating income (which excludes share-based compensation expenses) was RMB97.3 million (US$15.3 million) for the first half of 2012, representing a decrease of 50.2% from RMB195.5 million for the corresponding period in 2011.

Operating margin was 7.6% for the first half of 2012, compared to 26.9% for the corresponding period in 2011. Non-GAAP operating margin was 13.1% for the first half of 2012, compared to 27.3% for the corresponding period in 2011.

Interest income for the first half of 2012 was RMB44.9 million (US$7.1 million), representing an increase of 105.9% from RMB21.8 million for the corresponding period in 2011. The increase in interest income was primarily due to (i) RMB7.3 million (US$1.1 million) in interest charged on amounts due from related parties; and (ii) increases in interest-bearing bank balances and bank interest rates from the corresponding period in 2011.

Income tax expense for the first half of 2012 was RMB28.1 million (US$4.4 million), representing a decrease of 34.9% from RMB43.2 million for the corresponding period in 2011. The effective income tax rate applicable to the Company was 26.9% for the first half of 2012, compared to 20.0% for the corresponding period in 2011. The increase in effective tax rate was mainly due to the increase in share-based compensation expenses, which are non-deductible for tax purposes.

Net income from continuing operations was RMB85.9 million (US$13.5 million) for the first half of 2012, representing a decrease of 51.6% from RMB177.6 million for the corresponding period in 2011.

Net income from discontinued operations for the first half of 2012 was nil compared to RMB157.3 million for the corresponding period in 2011, which mainly represented a disposal gain from the sale of Datong.

Net income attributable to the Company’s shareholders was RMB87.5 million (US$13.8 million) for the first half of 2012, representing a decrease of 74.4% from RMB341.1 million for the corresponding period in 2011.

Net margin was 11.7% for the first half of 2012 compared to 47.7% for the corresponding period in 2011.

Non-GAAP net income attributable to the Company’s shareholders excluding (1) net income from discontinued operations and (2) share-based compensation expense was RMB128.3 million (US$20.2 million), representing a decrease of 31.3% from RMB186.8 million for the corresponding period in 2011.

Non-GAAP net margin was 17.2% for the first half of 2012 compared to 26.1% for the corresponding period in 2011.

Basic net income per ADS was RMB1.75 (US$0.28) for the first half of 2012, representing a decrease of 74.3% from RMB6.80 for the corresponding period in 2011. Diluted net income per ADS was RMB1.74 (US$0.27) for the first half of 2012, representing a decrease of 73.9% from RMB6.66 for the corresponding period in 2011.

Non-GAAP basic net income per ADS was RMB2.56 (US$0.40) for the first half of 2012, representing a decrease of 31.3% from RMB3.72 for the corresponding period in 2011. Non-GAAP diluted net income per ADS was RMB2.55 (US$0.40) for the first half of 2012, representing a decrease of 30.1% from RMB3.65 for the corresponding period in 2011.

Recent developments:

•                      On June 26, 2012, CNinsure received the Financial Innovation Award from the Guangdong Provincial Government and was granted a cash reward of RMB300,000. The Company has won this award for two consecutive years and is the only insurance intermediary in Guangdong province to have won this award in 2012.

•                      During the first half of 2012, CNinsure extended its headquarter-to-headquarter cooperation with Sunshine Property and Casualty Insurance Co., Ltd., to include non-auto property and casualty insurance distribution. In addition, it also established headquarter-to-headquarter arrangements with Alltrust Property and Casualty Insurance Co., Ltd. on auto insurance distribution, and Bohai Property and Casualty Insurance Co., Ltd. on property and casualty insurance distribution.

•                      As of June 30, 2012, CNinsure’s distribution and service network consisted of 508 sales and services outlets operating in 26 provinces, compared to 582 sales and service outlets operating in 23 provinces as of June 30, 2011. CNinsure had 47,162 sales agents and 1,341 professional claims adjustors as of June 30, 2012, compared to 44,971 sales agents and 1,364 professional claims adjustors as of June 30, 2011. The decrease of the number of sales outlets as of June 30, 2012 was mainly because we shut down or combined some less productive sales outlets in the second quarter of 2012.

•                      Net revenues from commissions and fees derived from the property and casualty insurance, life insurance and claims adjusting businesses for the second quarter of 2012 contributed 66.1%, 21.0%, and 12.9% of the Company’s total net revenues, respectively, compared to 68.1%, 19.7% and 12.2%, respectively, for the corresponding period in 2011.

Business Outlook

CNinsure expects its total net revenues to remain approximately flat for the third quarter of 2012 compared to the corresponding period in 2011. This forecast reflects CNinsure’s current view, which is subject to change.

Conference Call

The Company will host a conference call to discuss the second quarter and first half 2012 results at

Time: 9:00 pm Eastern Daylight Time on August 21, 2012

or 9:00 am Beijing/Hong Kong Time on August 22, 2012

United States	+1-866-549-1292

United Kingdom	0800-279-7818

Canada	+1-866-869-1825

Singapore	800-120-5959

Taiwan	0080-113-6336

Hong Kong & Other Areas	+852-3005-2050

China Toll (Mainland)	400-681-6949

China Toll Free (Mainland)	800 876 8626

Password: 618842#

A replay of the call will be available for 30 days as follows:

+852-3005-2020	(Hong Kong & Other Areas)

PIN number: 147257#

Additionally, a live and archived web cast of this call will be available at: http://www.corpasia.net/us/CISG/irwebsite/index.php?mod=event

About CNinsure Inc.

CNinsure is a leading independent intermediary company operating in China. CNinsure’s distribution network reaches many of China’s most economically developed regions and affluent cities. The Company distributes a wide variety of property and casualty and life insurance products underwritten by domestic and foreign insurance companies operating in China, and provides insurance claims adjusting as well as other insurance-related services.

Forward-looking Statements

This press release contains statements of a forward-looking nature. These statements, including the statements relating to the Company’s future financial and operating results, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. Among other things, the management’s quotations and the Business Outlook section contain forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about CNinsure and the industry. Potential risks and uncertainties include, but are not limited to, those relating to its ability to attract and retain productive agents, especially entrepreneurial agents, its ability to maintain existing and develop new business relationships with insurance companies, its ability to execute its growth strategy, its ability to adapt to the evolving regulatory environment in the Chinese insurance industry, its ability to compete effectively against its competitors, quarterly variations in its operating results caused by factors beyond its control and macroeconomic conditions in China and their potential impact on the sales of insurance products. All information provided in this press release is as of August 22, 2012, and CNinsure undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although CNinsure believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results. Further information regarding risks and uncertainties faced by CNinsure is included in CNinsure’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F.

About Non-GAAP Financial Measures

In addition to the Company’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, excluding (1) net income from discontinued operations for the first half of 2011, representing disposal gain from the sale of Datong, and (2) share-based compensation expenses for the second quarter and the first half of 2012 and the corresponding periods in 2011. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. One limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude the items that were significant in the second quarter and first half of 2012 and the corresponding period of 2011.  Another is that items such as share-based compensation expenses have been, and will continue to be, a significant recurring factor in our business.

In light of the limitations, the presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. We encourage investors and other interested persons to review our financial information in its entirety and not rely on a single financial measure.  For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures” set forth at the end of this release.

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2011	2012	2012
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	2,222,160	2,483,896	390,980
Restricted cash	10,076	11,999	1,889
Short term investments	31,230	750	118
Accounts receivable, net	166,363	193,809	30,507
Insurance premium receivables	3	—	—
Other receivables	82,736	89,741	14,126
Deferred tax assets	7,369	5,775	909
Amounts due from related parties	365,636	189,767	29,870
Other current assets	12,841	17,042	2,682
Total current assets	2,898,414	2,992,779	471,081

Non-current assets:
Property, plant, and equipment, net	84,712	77,028	12,125
Goodwill	78,553	78,553	12,365
Intangible assets, net	58,054	50,231	7,907
Deferred tax assets	1,892	2,274	358
Investment in affiliates	153,962	163,381	25,717
Other non-current assets	5,409	6,056	953
Total non-current assets	382,582	377,523	59,425
Total assets	3,280,996	3,370,302	530,506

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2011	2012	2012
	RMB	RMB	US$

LIABILITIES AND EQUITY:
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to CNinsure Inc. of RMB99,776 and RMB70,728 (US$11,133) as of December 31, 2011 and June 30, 2012, respectively)	107,042	110,630	17,414
Insurance premium payables (including insurance premium payables of the consolidated VIEs without recourse to CNinsure Inc. of RMB2,684 and RMB3,624 (US$570) as of December 31, 2011 and June 30, 2012, respectively)	2,684	3,671	578
Other payables and accrued expenses (including other payables and accrued expenses of the consolidated VIEs without recourse to CNinsure Inc. of RMB49,645 and RMB22,216 (US$3,497) as of December 31, 2011 and June 30, 2012, respectively)	92,682	80,231	12,629
Accrued payroll (including accrued payroll of the consolidated VIEs without recourse to CNinsure Inc. of RMB30,989 and RMB7,744 (US$1,219) as of December 31, 2011 and June 30, 2012, respectively)	35,219	33,258	5,235
Income tax payable (including income tax payable of the consolidated of VIEs without recourse to CNinsure Inc. of RMB22,502 and RMB4,981 (US$784) as of December 31, 2011 and June 30, 2012, respectively)	70,377	50,662	7,974
Amounts due to related parties (including amounts due to related parties of the consolidated of VIEs without recourse to CNinsure Inc. of RMB20,305 and Nil as of December 31, 2011 and June 30, 2012, respectively)	20,305	—	—
Total current liabilities	328,309	278,452	43,830

CNINSURE INC.
Unaudited Condensed Consolidated Balance Sheets-(Continued)

(In thousands)

	As of December 31,	As of June 30,	As of June 30,
	2011	2012	2012
	RMB	RMB	US$
Non-current liabilities:
Other tax liabilities	43,586	46,092	7,255
Deferred tax liabilities	30,106	28,383	4,468
Total non-current liabilities	73,692	74,475	11,723
Total liabilities	402,001	352,927	55,553

Ordinary shares	7,646	7,646	1,204
Additional paid-in capital	2,272,580	2,313,427	364,147
Statutory reserves	167,147	167,147	26,310
Retained earnings	408,325	495,779	78,038
Accumulated other comprehensive loss	(101,651)	(99,471)	(15,657)
Total CNinsure Inc. shareholders’ equity	2,754,047	2,884,528	454,042
Noncontrolling interests	124,948	132,847	20,911
Total equity	2,878,995	3,017,375	474,953
Total liabilities and equity	3,280,996	3,370,302	530,506

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Operations
(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2011	2012	2012	2011	2012	2012
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Commissions and fees	400,562	409,827	64,509	713,936	747,108	117,599
Other service fees	112	104	16	464	165	26
Total net revenues	400,674	409,931	64,525	714,400	747,273	117,625
Operating costs and expenses:
Commissions and fees	(205,180)	(266,256)	(41,910)	(358,676)	(479,734)	(75,513)
Selling expenses	(19,285)	(20,995)	(3,305)	(37,955)	(39,675)	(6,245)
General and administrative expenses	(72,436)	(104,841)	(16,503)	(125,263)	(171,363)	(26,973)
Total operating costs and expenses	(296,901)	(392,092)	(61,718)	(521,894)	(690,772)	(108,731)
Income from operations	103,773	17,839	2,807	192,506	56,501	8,894
Other income, net:
Interest income	13,138	22,467	3,536	21,815	44,922	7,071
Others, net	278	2,234	352	1,131	3,131	493
Income from continuing operations before income taxes and income of affiliates and discontinued operations	117,189	42,540	6,695	215,452	104,554	16,458
Income tax expense	(22,800)	(14,392)	(2,265)	(43,175)	(28,097)	(4,423)
Share of income of affiliates	3,080	4,894	771	5,327	9,419	1,483
Net income from continuing operations	97,469	33,042	5,201	177,604	85,876	13,518
Net income from discontinued operations, net of tax	—	—	—	157,253	—	—
Net income	97,469	33,042	5,201	334,857	85,876	13,518
Less: net gain (loss) attributable to noncontrolling interests	(2,776)	199	31	(6,232)	(1,578)	(248)
Net income attributable to the Company’s shareholders	100,245	32,843	5,170	341,089	87,454	13,766

IR-136

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Operations-(Continued)

(In thousands, except for shares and per share data)

	For The Three Months Ended			For The Six Months Ended
	June 30,			June 30,
	2011	2012	2012	2011	2012	2012
	RMB	RMB	US$	RMB	RMB	US$
Net income per share:

Basic:

Net income from continuing operations	0.10	0.03	0.01	0.18	0.09	0.01
Net income from discontinued operations	—	—	—	0.16	—	—
Net income	0.10	0.03	0.01	0.34	0.09	0.01

Diluted:

Net income from continuing operations	0.10	0.03	0.01	0.18	0.09	0.01
Net income from discontinued operations	—	—	—	0.15	—	—
Net income	0.10	0.03	0.01	0.33	0.09	0.01
Net income per ADS:

Basic:

Net income from continuing operations	2.00	0.66	0.10	3.67	1.75	0.28
Net income from discontinued operations	—	—	—	3.13	—	—
Net income	2.00	0.66	0.10	6.80	1.75	0.28

Diluted:

Net income from continuing operations	1.96	0.65	0.10	3.59	1.74	0.27
Net income from discontinued operations	—	—	—	3.07	—	—
Net income	1.96	0.65	0.10	6.66	1.74	0.27

Shares used in calculating net income per share:

Basic	1,002,006,986	1,002,564,246	1,002,564,246	1,003,179,840	1,002,557,732	1,002,557,732
Diluted	1,022,443,935	1,004,316,034	1,004,316,034	1,024,631,867	1,006,123,724	1,006,123,724

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow

(In thousands)

	For the Three Months Ended June 30,			For The Six Months Ended June 30,
	2011	2012	2012	2011	2012	2012
	RMB	RMB	US$	RMB	RMB	US$
OPERATING ACTIVITIES
Net income	97,469	33,042	5,201	334,857	85,876	13,518
Adjustments to reconcile net income to net cash generated from operating activities:
Depreciation	6,746	6,587	1,037	13,954	13,337	2,099
Amortization of acquired intangible assets	6,511	3,806	599	13,252	7,834	1,233
Allowance for doubtful receivables	496	1,497	236	(747)	2,513	396
Compensation expenses associated with stock options	5,407	36,702	5,777	2,950	40,799	6,422
Loss (gain) on disposal of property, plant and equipment	174	(36)	(6)	207	(36)	(6)
Gain on disposal of subsidiaries	—	—	—	(157,253)	—	—
Share of income of affiliates	(3,080)	(4,894)	(771)	(5,327)	(9,419)	(1,483)
Changes in operating assets and liabilities	16,029	(4,868)	(766)	45,867	(66,940)	(10,537)
Net cash generated from operating activities	129,752	71,836	11,307	247,760	73,964	11,642
Cash flows from investing activities:
Purchase of property, plant and equipment	(13,652)	(4,472)	(704)	(15,862)	(6,195)	(975)
Proceeds from disposal of property and equipment	596	390	62	712	577	91
Purchase of short term investments	—	(40,600)	(6,391)	(45,242)	(40,600)	(6,391)
Proceeds from disposal of short term investments	30,342	57,450	9,043	30,342	71,080	11,189
Disposal of subsidiaries, net of cash	—	(80)	(12)	394,463	(33)	(5)
Decrease (increase) in restricted cash	1,497	(2,577)	(406)	2,993	(1,923)	(303)
Increase in other receivables	—	(3,400)	(535)	—	(3,400)	(535)
Addition in investment in non-current assets	—	—	—	—	(1,948)	(307)
Return of investment in non-current assets	—	300	47	—	1,300	205
Refund of contingent consideration	—	—	—	—	12,500	1,968
Decrease in amounts due from related parties	—	70,677	11,125	—	163,368	25,715
Net cash generated from investing activities	18,783	77,688	12,229	367,406	194,726	30,652

CNINSURE INC.

Unaudited Condensed Consolidated Statements of Cash Flow-(Continued)

(In thousands)

	For the Three Months Ended			For the Six Months Ended
	June 30,			June 30,
	2011	2012	2012	2011	2012	2012
	RMB	RMB	US$	RMB	RMB	US$
Cash flows from financing activities:
Payment for contingent consideration	—	—	—	(100,000)	—	—
Acquisition of additional interest in subsidiaries	—	(20,455)	(3,220)	—	(20,455)	(3,220)
Increase in capital injection by noncontrolling interests	4,800	4,830	760	6,487	11,360	1,788
Repayments from related parties	—	—	—	20,000	—	—
Proceeds on exercise of stock options	810	—	—	4,772	48	8
Repurchase of ordinary shares	—	—	—	(13,722)	—	—
Net cash generated from (used in) financing activities	5,610	(15,625)	(2,460)	(82,463)	(9,047)	(1,424)

Net increase in cash and cash equivalents	154,145	133,899	21,076	532,703	259,643	40,870
Cash and cash equivalents at beginning of period	2,301,771	2,348,123	369,609	1,924,884	2,222,160	349,781
Effect of exchange rate changes on cash and cash equivalents	(6,067)	1,874	295	(7,738)	2,093	329
Cash and cash equivalents at end of period	2,449,849	2,483,896	390,980	2,449,849	2,483,896	390,980

Interest paid	—	—	—	—	—	—
Income taxes paid	26,520	15,603	2,456	63,189	44,885	7,065

CNinsure Inc.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures

(In RMB in thousands, except shares and per share data)

	For The Three Months Ended June 30, 2011
	GAAP	(1)	Non-GAAP

Operating income	103,773	5,407	109,180
Operating margin	25.9%	1.3%	27.2%
Net income attributable to the Company’s shareholders	100,245	5,407	105,652
Net margin	25.0%	1.3%	26.3%
Shares used in calculating basic net income per share	1,002,006,986	—	1,002,006,986
Basic net income per ADS	2.00	0.11	2.11
Shares used in calculating diluted net income per share	1,022,443,935	—	1,022,443,935
Diluted net income per ADS	1.96	0.11	2.07

	For The Three Months Ended June 30, 2012
	GAAP	(1)	Non-GAAP

Operating income	17,839	36,702	54,541
Operating margin	4.4%	9.0%	13.4%
Net income attributable to the Company’s shareholders	32,843	36,702	69,545
Net margin	8.0%	9.0%	17.0%
Shares used in calculating basic net income per share	1,002,564,246	—	1,002,564,246
Basic net income per ADS	0.66	0.73	1.39
Shares used in calculating diluted net income per share	1,004,316,034	—	1,004,316,034
Diluted net income per ADS	0.65	0.73	1.38

(1) share-based compensation expenses

CNinsure Inc.

Reconciliations of GAAP Financial Measures to Non-GAAP Financial Measures-(Continued)

(In RMB in thousands, except shares and per share data)

	For The Six Months Ended June 30, 2011
	GAAP	(1)	(2)	Non-GAAP
Operating income	192,506	2,950	—	195,456
Operating margin	26.9%	0.4%	—	27.3%
Net income attributable to the Company’s shareholders	341,089	2,950	(157,253)	186,786
Net margin	47.7%	0.4%	(22.0)%	26.1%
Shares used in calculating basic net income per share	1,003,179,840	—	—	1,003,179,840
Basic net income per ADS	6.80	0.06	(3.14)	3.72
Shares used in calculating diluted net income per share	1,024,631,867	—	—	1,024,631,867
Diluted net income per ADS	6.66	0.06	(3.07)	3.65

	For The Six Months Ended June 30, 2012
	GAAP	(1)	(2)	Non-GAAP
Operating income	56,501	40,799	—	97,300
Operating margin	7.6%	5.5%	—	13.1%
Net income attributable to the Company’s shareholders	87,454	40,799	—	128,253
Net margin	11.7%	5.5%	—	17.2%
Shares used in calculating basic net income per share	1,002,557,732	—	—	1,002,557,732
Basic net income per ADS	1.75	0.81	—	2.56
Shares used in calculating diluted net income per share	1,006,123,724	—	—	1,006,123,724
Diluted net income per ADS	1.74	0.81	—	2.55

(1) share-based compensation expenses

(2) discontinued operations income, net of tax

For more information, please contact:

Oasis Qiu

Investor Relations Manager

Tel: +86 (20) 6122-2731

Email: qiusr@cninsure.net

Source: CNinsure Inc.